REXAM

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA





DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

09 October 2006

SUPPL

FILE NO. 82-3

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith
Deputy Company Secretary

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109
www.rexam.com

Latest News

03 October 2006

Rexam announces enhanced conversion rate for proposed early conversion of preference shares

Rexam, the global consumer packaging company and the world's leading beverage can maker, confirms that the final calculation of the enhanced conversion rate for the proposed early conversion of the 7.75 pence Convertible Cumulative Preference Shares of $128^4/_7$p each (Preference Shares) is 0.3742 New Ordinary Shares of $64^2/_7$p each (New Ordinary Shares) for each Preference Share.

On 12 September 2006 the Company announced its intention to request approval for the early conversion of the Preference Shares. A circular was posted to shareholders explaining the proposal and giving notice of an Extraordinary General Meeting of Ordinary and Preference Shareholders and a separate Class Meeting of Preference Shareholders on 5 October 2006 at 4.00pm and 4.15pm respectively.

If the proposal is approved by Shareholders at the meetings on 5 October 2006, holders of Preference Shares will receive 0.3742 fully paid New Ordinary Shares for each Preference Share.

A copy of the circular and the conversion schedule is available on the Company's website (www.rexam.com/prefcon).

Enquiries
David Robbie, Group Finance Director +44 20 7227 4100

Financial Dynamics
Richard Mountain +44 20 7269 7291

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REXAM PRESS RELEASE

FILE 82-

Rexam announces shareholder approval of early conversion of preference shares

Rexam, the global consumer packaging company and the world's leading beverage can maker, confirms that at the Extraordinary General Meeting and the separate Class Meeting held on 5 October 2006, shareholders approved the proposal to convert all of the 7.75 pence Convertible Cumulative Preference Shares of $128^{4}/_{7}$p each (Preference Shares) to New Ordinary Shares of $64^{2}/_{7}$p each (New Ordinary Shares).

Holders of Preference Shares will receive 0.3742 fully paid New Ordinary Shares for each Preference Share held on the record date of 13 October 2006. It is expected that dealings in the New Ordinary Shares will commence at 8.00am on 16 October 2006 at which time the listing of the Preference Shares will be cancelled.

[6] October 2006

Enquiries
David Robbie, Group Finance Director +44 20 7227 4100

Financial Dynamics
Richard Mountain +44 20 7269 7291